SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Rule 13e-4)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(AMENDMENT NO. 3)

SCITEX CORPORATION LTD.
(Name of Subject Company (Issuer))

SCITEX CORPORATION LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.12 PER SHARE
(Title of Class of Securities)

809090103
(CUSIP Number of Class of Securities)

Yahel Shachar
Chief Financial Officer
Scitex Corporation Ltd.
3 Azrieli Center, Triangular Tower, 43RD Floor, Tel Aviv 67023, Israel
(972) 3-607-5855
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Daniel E. Wolf, Esq.	Oded Eran, Adv.
Skadden, Arps, Slate, Meagher & Flom LLP	Nechama Brin, Adv.
Four Times Square	Goldfarb, Levy, Eran & Co.
New York, New York 10036	2 Ibn Gvirol Street
Telephone: (212) 735-3000	Tel Aviv 64077, Israel
(972) 3-608-9999

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$32,000,000.00	$4,540.40***
*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to 5,643,739 ordinary shares of Scitex Corporation Ltd. at a purchase price of $5.67 cash per share.
**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.
***	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Scitex Corporation Ltd., an Israeli corporation (“Scitex”), with the Securities and Exchange Commission on May 14, 2004 (as amended on June 2, 2004 and on June 15, 2004, the “Schedule TO”) in connection with its offer to purchase up to 5,643,739 of its outstanding ordinary shares, nominal (par) value NIS 0.12 per share (the “Shares”), at $5.67 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated May 14, 2004 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

        This Amendment No. 3 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

        The information contained in the Schedule TO and in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all the items of this Amendment No. 3 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11

        Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

        “On June 20, 2004, Scitex issued a press release announcing the completion of the Offer and the final results of the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.”

ITEM 12 EXHIBITS

        Item 12 of the Schedule TO is hereby amended by adding thereto the following:

        (a)(5)(E) Text of Press Release issued by Scitex on June 20, 2004.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

Dated: June 21, 2004

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated May 14, 2004.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Notice of Objection.*

(a)(1)(G)	Declaration Form ("Declaration of Status for Israeli Income Tax Purposes").*

(a)(5)(A)	Text of Press Release issued by Scitex on May 14, 2004.*

(a)(5)(B)	Form of Cover of `Mifrat' to be filed with the Israeli Securities Authority on May 14, 2004.*, **

(a)(5)(C)	Form of Acceptance and Objection Notices to be filed with the Israeli Securities Authority on May 14, 2004.*, **

(a)(5)(D)	Text of Press Release issued by Scitex on June 15, 2004. *

(a)(5)(E)	Text of Press Release issued by Scitex on June 20, 2004.

(b)	Not applicable.

(d)(1)	Voting Agreement, dated December 1, 1980, by and among Discount, PEC and Clal. (1)

(d)(2)	Scitex Israel Key Employee Share Incentive Plan 1991. (2)

(d)(3)	Scitex International Key Employee Stock Option Plan 1991 (as amended, 1995). (3)

(d)(4)	Scitex 2001 Stock Option Plan (as amended, 2003).*

(d)(5)	Scitex 2003 Share Option Plan. (4)

(g)	Not Applicable.

(h)	Not Applicable.

* Previously filed with the Schedule TO.

** English translation from Hebrew.

(1) Previously filed as Exhibit 10.h to Scitex's Registration Statement on Form F-1 (filed May 26, 1983).

(2) Previously filed as Exhibit 4(c)(1) to Scitex's Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

(3) Previously filed as Exhibit 4(c)(2) to Scitex's Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

(4) Previously filed as Appendix B to Scitex's Proxy Statement included in its Report on Form 6-K (filed December 3, 2003).